October 5, 2004


Via Facsimile (212) 474-3700 and U.S. Mail

John T. Gaffney
Cravath, Swaine & Moore LLP
Worlwide Plaza
825 Eighth Avenue
New York, New York 10019-7475

Re:	Microcell Telecommunications, Inc.
	Schedule TO-C filed September 20, 2004 by Rogers Wireless
	Communications Inc.
	Schedule TO-C filed September 21, 2004 by Rogers Wireless
	Communications Inc.
	Schedule TO-T filed September 30, 2004 by Rogers Wireless Inc. and Rogers Wireless Communications Inc.
      File No. 5-58635

Dear Mr. Gaffney:

We have reviewed the tender offer schedule referenced above and have the following comments. All defined terms have the same meaning as in the offer material, unless otherwise indicated.

Schedule TO-Cs filed September 20 and 21, 2004

1. All bidders in the Offers must file a Schedule TO-C to reflect preliminary communications about the Offers. We note that Rogers
Wireless Inc. was not listed as a filing person on this Schedule
TO-C or the one filed the day before. Please indicate why.

Offers to Purchase and Circular - Exhibit (a)(1)(i)

General

2. Please explain supplementally why you have not included as a bidder in this offer Rogers Communications (RCI), which as you know controls bidder RWCI, which in turn is the parent of bidder Rogers Wireless Inc. Provide the same analysis as to AT&T Wireless Services and JVII General Partnership, which at the time these Offers commenced, together owned 34.2% of RWCI. We may have additional comments after reviewing your response. Be aware that if you add additional bidders as a result of this comment, you may be required to disseminate a revised disclosure document and extend the offer period, depending on the materiality of the new information provided for those entities.

3. We note from an amended Schedule 14D-9 filed by the Company on August 10, 2004 in connection with the competing tender offer by Telus Corporation, Microcell disclosed that it had shared certain non-public information, including financial forecasts and projections, with certain potential acquirors. Indicate supplementally whether you received such information from the Company pursuant to the confidentiality agreement between Offeror and Microcell. If so, supplementally explain the legal basis for your omission of such information or any reference to them in these disclosure documents. We may have further comments.

Section 4. Conditions of the Offers, page 18

4. We believe that a tender offer may be conditioned on a variety of events and circumstances, provided that they are not within the direct or indirect control of the offeror, and are drafted with sufficient specificity to allow for objective verification that the conditions have been satisfied. In the last paragraph on page 19, you state that you may assert an offer condition "regardless of the circumstances giving rise to such assertion, including any action or inaction by the Offeror." However, as indicated above, reserving the right to terminate the offer under circumstances by which you could purposely "trigger" an offer condition by your actions or failure to act renders the Offers illusory. Please revise here and on page 20.

Section 5. Extension and Variation of the Offers, page 20

5. Refer to the last sentence in the first paragraph on page 21 and our comment below regarding the meaning of "taken up" as used in the offer materials. It is unclear how you may "take up" shares tendered but also extend the Offers. Please revise to clarify.

6. On page 22, you state that a Subsequent Offer Period may constitute an extension of the applicable Offer under Canadian securities laws. Clarify the effect of such an extension for Canadian and/or other tendering security holders. That is, what is the impact of deeming this an extension rather than a separate and distinct part of the Offers?

Section 6. Withdrawal of Deposited Securities, page 23

7. Your discussion of the withdrawal rights provided in these Offers is convoluted and should be revised generally to present this critical information in a clear, concise manner. The discussion of withdrawal rights in subparagraph (b) in this section is particularly confusing and is not likely to be understandable to shareholders of Microcell. The following are some specific questions raised by the existing disclosure here. You should address these issues, but you should also revise this section generally in accordance with this comment. Please be aware that we may have additional comments after we review your revisions.

8. The disclosure in subparagraph (b) seems to indicate that if a major change or variation occurs in the terms of one or more of the Offers, withdrawal rights will exist for ten days after notice of the change unless the tendered securities "have been taken up the Offeror at the date of such notice." As discussed, we have questions about the definition of "taken up" as used in the offer documents. However, we are unclear as to how you could ever terminate withdrawal rights while the Offers remain open. Are you referring to additional withdrawal rights provided after what would generally be considered expiration of these Offers? Please clarify.

9. Referring again to subparagraph (b), you seem to indicate in subparagraph (iii) that you will not provide a ten-day extension solely for a waiver of a condition to the Offers. Although Rule 14e-1(b) specifically mandates a ten-day extension for only certain types of changes to the Offers, it is our position that a ten-day extension could be required under circumstances other than those enumerated in Rule 14e-1(b). See the discussion in Section II.E.2 of "Regulation of Takeovers and Security Holder Communications," SEC Release No. 33-7760. Please revise.

10. Refer to comments 4 and 7 above. Please define the phrase
"taken up" as used here to describe the withdrawal rights provided in these Offers. Is this term synonymous with "accepted," or are you referring to actual receipt of payment or some other event? You use the phrase "accepted for payment" later in this section, in subparagraph (d), so you are apparently referring to some other concept. Please provide similar clarification on page 6 in the Summary Term
Sheet and anywhere else in the Offers to Purchase and Circular where withdrawal rights are discussed.

11. You state that you will provide withdrawal rights during any Subsequent Offering Period, if there is one, at any time before tendered securities are purchased. Expand to explain how mechanically this will work. For example, when do you consider the purchase to occur for purposes of terminating withdrawal rights? Is it when the tendering security holder receives payment? How long generally will this take? Revise to address these issues.

Section 7. Take Up and Payment for Deposited Securities, page 24

12. Refer to the disclosure in the third paragraph in this section. Clarify whether tendering security holders will have withdrawal rights should you retain tendered securities pending receipt of regulatory approvals.

Section 10. Changes in Capitalization; Dividends and
Distributions;

Liens, page 26

13. You state that the offer price may be reduced by any dividend or distribution payments made by the Company. We believe that such a reduction is a change in the consideration being offered and that ten business days must remain in the Offers following the change.
See Rule 14e-1(b).  Please confirm your understanding supplementally.

Section 13. Other Terms of the Offers, page 27

14. The disclosure at the top of page 28 states that "[t]he Offers and all contracts resulting from the acceptance of the Offers shall be governed by and construed in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein. Each party to any agreement resulting from the acceptance of the Offers unconditionally and irrevocably attorns to the exclusive jurisdiction of the courts of the Province of Ontario." This language does not mention that the Offers are subject to the United States federal securities laws. It also impermissibly implies that security holders who tender into these Offers have forfeited claims under the US securities laws. Please revise to clarify the extent of the protections afforded under US law.

Closing Comments

Please revise your offering materials to comply with the comments above. If you do not agree with a comment, tell us why in a supplemental response letter that you should file via EDGAR as correspondence with your revised proxy statement. The response letter should note the location in your amended disclosure document of changes made in response to each comment or otherwise.

Please be aware that we may have additional comments after reviewing your revised materials. If you would like to contact me directly, please do not hesitate to do so at (202) 942-1773.

Sincerely,



Christina Chalk
Special Counsel
Office of Mergers and Acquisitions